                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)


                        PETRIE STORES LIQUIDATING TRUST
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                         UNITS OF BENEFICIAL INTEREST
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  716437 10 8
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                                H. Michael Reese
                              HBK Investments L.P.
                          777 Main Street, Suite 2750
                              Fort Worth, TX 76102
                                (817) 870-6100
- --------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                March 20, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement:    [X]


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                                  SCHEDULE 13D

CUSIP NO.  716437 10 8

- --------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HBK Investments L.P.
         #75-2622581
- --------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)     [   ]
                                                            (b)     [   ]
- --------------------------------------------------------------------------------
(3)      SEC USE ONLY


- --------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*
         WC, OO

- --------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                      [     ]
- --------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

- --------------------------------------------------------------------------------
                                     (7)      SOLE VOTING POWER
NUMBER OF                                     2,626,500
SHARES
BENEFICIALLY                         (8)      SHARED VOTING POWER
OWNED BY                                      0
EACH
REPORTING                            (9)      SOLE DISPOSITIVE POWER
PERSON WITH                                   2,626,500

                                     (10)     SHARED DISPOSITIVE POWER
                                              0
- --------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,626,500

- --------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                               [     ]

- --------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.0%

- --------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
         PN

- --------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the units of beneficial interest (collectively, the "Beneficial Interests") in the Petrie Stores Liquidating Trust (the "Issuer"). The address of the principal executive offices of the Issuer is 70 Enterprise Avenue, Secausus, New Jersey 07094.

Item 2.  Identity and Background.

         (a) - (c), (f) This Statement is being filed on behalf of HBK Investments L.P., a Delaware limited partnership ("HBKI"). The principal business of HBKI is acting as investment manager to two investment funds. HBKI is controlled by HBK Partners II L.P., a Delaware limited partnership the principal business of which is serving as the general partner of HBKI, which in turn is controlled by HBK Management L.L.C., a Delaware limited liability company the principal business of which is serving as the general partner of HBK Partners II L.P. and an affiliated entity ("HBK Management"). The business address of HBKI, HBK Partners II L.P., and HBK Management is 777 Main Street, Suite 2750, Fort Worth, TX 76102. The individual members of HBK Management include Harlan Korenvaes, Ken Hirsh, Laurence Lebowitz, William Rose, and Richard Booth, each of whom is a U.S. citizen, is an officer of HBKI, and has the same business address in Fort Worth, Texas.

         (d) - (e) During the past five years, none of the foregoing persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         The total amount of funds required by HBKI for the purchase of the Beneficial Interests described herein was approximately $7,142,257. Of that amount, a portion was obtained from Bear, Stearns & Co. Inc. as margin loans and the remainder was obtained from working capital.

Item 4.  Purpose of Transaction.

         HBKI acquired the Beneficial Interests in the ordinary course of business for investment purposes. HBKI does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. HBKI reserves the right to acquire or dispose of Beneficial Interests, or to formulate other purposes, plans or proposals regarding the Issuer or the Beneficial Interests held by HBKI to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) At March 20, 1996, HBKI beneficially owned, as investment adviser to the Funds (as defined below), 2,626,500 Beneficial Interests, constituting approximately 5.0% of the 52,350,238 issued and outstanding Beneficial Interests, as reported in the Issuer's Registration Statement on Form 8-B dated as of December 18, 1995. HBKI, as investment adviser to the Funds, has sole voting and dispositive power with respect to such Beneficial Interests.

         (c) In the past sixty days, HBKI has effected transactions in the Beneficial Interests identified on Exhibit B, which is incorporated herein by reference. All of the transactions were effected through registered broker dealers on the open market.

         (d) Each of HBK Fund L.P., a Delaware limited partnership ("HBK Fund") that is a private investment partnership for qualified U.S. taxable investors, and HBK Offshore Fund Ltd., a Cayman Islands exempt company ("HBK Offshore Fund" and, together with HBK Fund, the "Funds") that is an investment vehicle for non-U.S. investors and U.S. tax-exempt investors, has the right to receive or the



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power to direct the receipt of dividends from, or the proceeds from the sale of, the Beneficial Interests held by it. HBK Finance L.P., a Delaware subsidiary partnership of HBK Fund, holds 2,261,300 of the Beneficial Interests. HBK Securities Ltd., a Cayman Islands exempt company that is a subsidiary of HBK Offshore Fund, holds 365,200 of the Beneficial Interests.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         A.       Authorization Certificate
         B.       List of transactions

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


HBK INVESTMENTS L.P.


By:/s/ H. MICHAEL REESE
   --------------------------------
       H.. Michael Reese
       Chief Financial Officer



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EXHIBIT A

                              HBK INVESTMENTS L.P.

                           AUTHORIZATION CERTIFICATE


          Reference is made to that certain Amended and Restated Agreement of Limited Partnership of HBK Investments, L.P., a Delaware limited partnership (the "Partnership"), dated as of January 1, 1996 (the "Agreement"). All capitalized terms which are not defined herein shall have the meanings set forth in the Agreement.

          The undersigned, being the sole General Partner in the Partnership, pursuant to Section 7.1 of the Agreement, does hereby authorize Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, Jr. and H. Michael Reese to act for and on behalf of the Partnership and to execute such documents, make such filings, seek such approvals and take such actions as may be necessary or advisable in order to carry out the purposes of the foregoing authorization and the intent thereof.

         IN WITNESS WHEREOF, the undersigned has executed this Authorization Certificate as of the 1st of January, 1996.


                                        GENERAL PARTNER:

                                        HBK PARTNERS II L.P.,
                                        a Delaware limited partnership

                                        By:  HBK MANAGEMENT LLC,
                                             a Delaware limited liability
                                             company, its sole general partner



                                             By:/s/ HARLAN B. KORENVAES
                                                -----------------------------
                                                    Harlan B. Korenvaes
                                                    President


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                                   EXHIBIT B

                    Price/Beneficial Interest        # of Beneficial Interests
                    -------------------------        -------------------------
      1/30/96 Buy                      2.2500                           50,000
      1/30/96 Buy                      2.1875                           50,000
      1/30/96 Buy                      2.1250                           27,000
      1/31/96 Buy                      2.1250                           10,000
       2/5/96 Buy                      2.3750                           16,500
      2/15/96 Buy                      2.5300                           10,000
      2/16/96 Buy                      2.5300                            8,000
      2/21/96 Buy                      2.5540                           27,000
      2/22/96 Buy                      2.7480                           18,000
      2/23/96 Buy                      2.6700                            5,000
      2/27/96 Buy                      2.6550                            9,000
      2/29/96 Buy                      2.6550                           16,000
       3/4/96 Buy                      2.7950                            4,200
       3/5/96 Buy                      2.8430                            4,000
       3/6/96 Buy                      2.8270                           81,000
       3/7/96 Buy                      2.9380                           12,500
      3/11/96 Buy                      2.8750                           91,000
      3/13/96 Buy                      3.0300                           85,000
      3/14/96 Buy                      2.9800                           17,500
      3/15/96 Buy                      2.9900                           50,000
      3/20/96 Buy                      2.7500                           20,000




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